Exhibit 99.1

Century 21 China Real Estate Reports First Quarter 2015 Unaudited Financial Results

BEIJING, China, May 14, 2015 - IFM Investments Limited (OTCQB: CTCLY) (“Century 21 China Real Estate” or the “Company”), a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China, today announced its unaudited financial results for the first quarter ended March 31, 2015.

First Quarter 2015 Highlights1

•                      Consolidated net revenue in the first quarter of 2015 was RMB90.4 million (US$14.6 million), a decrease of 40.0% from the fourth quarter of 2014, and a decrease of 33.0% from the first quarter of 2014.

•                      Net loss in the first quarter of 2015 was RMB20.1 million (US$3.2million), compared to a net income of RMB4.2 million in the fourth quarter of 2014, and a net loss of RMB47.4 million in the first quarter of 2014.

•                      Net loss attributable to IFM Investments Limited in the first quarter of 2015 was RMB19.7 million (US$3.2million), compared to a net income attributable to IFM Investments Limited of RMB2.4 million in the fourth quarter of 2014, and a net loss attributable to IFM Investments Limited of RMB47.5 million in the first quarter of 2014. Net loss attributable to IFM Investments Limited in the first quarter of 2015 included restructuring costs, primarily store closure-related costs, of approximately RMB1.3 million (US$0.2 million).

“The first quarter is always challenging, due to the expected seasonality decline of the Chinese New Year, however, our optimized network and leaner organization has positioned us better than our competitors in the market.” said Mr. Donald Zhang, chairman and chief executive officer of Century 21 China Real Estate.

Mr. Harry Lu, vice chairman and president, commented further: “We believe that the breadth and the scale of our current store network are well suited to the current market environment. Looking forward, with underlying demand still strong and central government’s monetary easing policies, we expect market activity in first-tier cities to recover to more upbeat levels in the second half of this year.”

First Quarter 2015 Results

Consolidated net revenue was RMB90.4 million (US$14.6 million), representing a decrease of 40.0% from RMB150.7 million in the fourth quarter of 2014, and a decrease of 33.0% from RMB134.9 million in the first quarter of 2014. The sequential decrease was due to a seasonal decline in real estate transaction volumes around the Chinese New Year. The year-over-year decrease was primarily a result of lower revenue from company-owned brokerage services in the first quarter of 2015, due to a reduction in the number of sales offices in operation according to the Company’s network restructuring and cost reduction efforts.

1  This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollar (“US$”) amounts at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB amounts into US$ as of and for the quarter ended March 31, 2015, were made at a rate of RMB6.1990 to US$1.00 which is the noon buying rate on March 31, 2015 in New York for cable transfers in RMB as certified in the H.10 daily statistical release of the Federal Reserve Board. The Company’s functional and reporting currency is the RMB.

•                      Revenue from company-owned brokerage services was RMB52.7 million (US$8.5million), representing a decrease of 46.1% from RMB97.8 million in the fourth quarter of 2014, a decrease of 43.6% from RMB93.5 million in the first quarter of 2014, and 58.3% of total net revenue. The sequential decrease was primarily due to a decrease in sales and purchase transaction volumes resulting from a seasonal decline. The year-over-year decrease was mainly due to a decrease in sales and purchase transaction volumes of secondary homes resulting from a reduction in the number of the Company’s sales offices in operation.

•                      Revenue from primary and commercial services was RMB21.8 million (US$3.5million), representing a decrease of 32.7% from RMB32.4 million in the fourth quarter of 2014, a decrease of 16.8% from RMB26.2 million in the first quarter of 2014, and 24.1% of total net revenue. The sequential decrease primarily resulted from lower gross floor area (“GFA”) of new properties sold in the first quarter as a result of normal seasonality, which was partially offset by higher average commission rate. The year-over-year decrease was primarily due to the lower selling price per square meter as compared to the first quarter of 2014.

•                      Revenue from mortgage management services was RMB13.9 million (US$2.2 million), representing a decrease of 14.2% from RMB16.2 million in the fourth quarter of 2014, representing an increase of 20.9% from RMB11.5 million in the first quarter of 2014 and 15.4% of total net revenue. The sequential decrease was due to a decrease in mortgage credit loans provided by the Company resulting from a seasonal decline. The year-over-year increase resulted from an increase in mortgage credit loans provided by the Company, which was partially offset by a decrease in traditional home mortgage loans brokered by the Company.

•                      Revenue from franchise services was RMB2.0 million (US$0.3 million), a decrease of 53.5% from RMB4.3 million in the fourth quarter of 2014, a decrease of 42.9% from RMB3.5 million in the first quarter of 2014, and 2.2% of total net revenue. The sequential and year over year decreases were primarily due to the initial franchise fees received from the sales of franchise rights in the fourth quarter and first quarter of 2014, respectively.

Commissions and other agent-related costs were RMB59.7 million (US$9.6million), representing a decrease of 19.7% from RMB74.3 million in the fourth quarter of 2014, a decrease of 39.8% from RMB99.2 million in the first quarter of 2014, and 66.0% of total net revenue. The sequential decrease resulted from a decrease in commission expenses as a result of lower revenue from company-owned brokerage services and primary and commercial services. The year-over-year decrease was mainly due to a decrease in payroll expenses due to a reduction in the number of sales offices and sales staff, as well as lower commission expenses as a result of lower revenue from company-owned brokerage services and primary and commercial services.

Operating costs were RMB26.2 million (US$4.2 million), representing a decrease of 17.9% from RMB31.9 million in the fourth quarter of 2014, a decrease of 33.2% from RMB39.2 million in the first quarter of 2014, and 29.0% of total net revenue. The sequential decrease was primarily due to lower store closure-related costs and a reduction in the number of sales offices in operation. The year-over-year decrease was mainly due to lower store closure-related costs and lower rental costs attributable to a reduction in the number of sales offices in operation, which was partially offset by increases in operating costs related to property refinancing activities.

Selling, general and administrative expenses were RMB25.5 million (US$4.1million), representing a decrease of 37.5% from RMB40.8 million in the fourth quarter of 2014, a decrease of 50.4% from RMB51.4 million in the first quarter of 2014, and 28.2% of total net revenue. The sequential decrease was mainly due to lower expense related to the disposal of fixed assets, as well as a decrease in payroll expenses due to a reduction in the number of non-sales staff. The year-over-year decrease was mainly due to a decrease in marketing expenses, payroll expenses for non-sales staff, rental costs of our headquarters and other general and administrative expenses as a result of the continued cost reduction effort.

Loss from operations was RMB21.0 million (US$3.4 million), compared to an income from operations of RMB3.7 million in the fourth quarter of 2014, and a loss from operations of RMB54.9 million in the first quarter of 2014. Non-GAAP2 loss from operations was RMB21.0 million (US$3.4 million), compared to a non-GAAP income from operations of RMB3.6 million in the fourth quarter of 2014, and non-GAAP loss from operations of RMB54.9 million in the first quarter of 2014.

Net loss attributable to IFM Investments Limited was RMB19.7 million (US$3.2 million), compared to a net income of RMB2.4 million attributable to IFM Investments Limited in the fourth quarter of 2014, and a net loss attributable to IFM Investments Limited of RMB47.5 million in the first quarter of 2014. Non-GAAP net loss attributable to IFM Investments Limited was RMB19.7 million (US$3.2 million), compared to a non-GAAP net income attributable to IFM Investments Limited of RMB2.4 million in the fourth quarter of 2014, and a non-GAAP net loss attributable to IFM Investments Limited of RMB47.4 million in the first quarter of 2014.

Basic and diluted net loss per American depositary share (“ADS”) were RMB1.33 (US$0.2) and RMB1.33 (US$0.2), respectively. Non-GAAP basic and diluted net loss per ADS were RMB1.32 (US$0.2) and RMB1.32 (US$0.2), respectively. Each of the Company’s ADSs represents 45 Class A ordinary shares of the Company.

Cash Flow

As of March 31, 2015, the Company had cash and cash equivalents of RMB30.3 million (US$4.9 million), a decrease of RMB17.3 million from December 31, 2014. Net cash used in operating activities in the first quarter of 2015 was RMB20.6 million (US$3.3 million), compared to net cash provided by operating activities of RMB6.0 million in the fourth quarter of 2014, and net cash used in operating activities of RMB48.2 million in the first quarter of 2014. The sequential change in cash flow from operating activities was mainly due to the greater operating loss incurred in the first quarter of 2015. The year-over-year decrease was mainly due to a decrease in operating loss and in accounts receivable in the first quarter of 2015. Net cash used in investing activities in the first quarter of 2015 was RMB0.6 million (US$0.1 million). This was mainly the result of the net effect of providing and receiving repayment on mortgage credit loans of RMB1.7 million (US$0.3 million), as well as the purchase of property, plant and equipment of RMB1.1 million (US$0.2 million).

2  Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures is included in the “Non-GAAP Financial Measures” and “Reconciliations to Unaudited Condensed Consolidated Statements of Operations” in the accompanying condensed financial information included in this report.

Network Update

During the first quarter of 2015, the Company’s CENTURY 21® China Real Estate network covered 23 major cities with an average of more than 829 sales offices, including an average of 84 company-owned sales offices in operation. As of March 31, 2015, the Company’s CENTURY 21® China Real Estate network employed more than 10,400 sales professionals and maintained more than 9.0 million property listings.

Business Outlook

The Company currently estimates that its total net revenue for the second quarter of 2015 will be in the range of RMB120 million to RMB130 million. This forecast reflects the Company’s current and preliminary view, which is subject to change.

About Century 21 China Real Estate

IFM Investments Limited (“Century 21 China Real Estate” or “CTCLY”) is a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China. CTCLY primarily focuses on China’s fast-growing and highly fragmented secondary real estate market, providing company-owned brokerage services, franchise services, mortgage management services, primary services, commercial services and fund management services. CTCLY has experienced substantial growth since it commenced operations in 2000, and received numerous awards and recognition as franchisor and real estate services provider for its service quality and business achievements. Century 21 China Real Estate became a public company in January 2010 and its ADSs, each of which represents 45 Class A ordinary shares of CTCLY, currently trade on the OTCQB marketplace under the symbol “CTCLY.” For more information about CTCLY, please visit http://www.century21cn.com/english.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “confident,” “continue,” “estimate,” “expect,” “future,” “intend,” “is currently reviewing,” “it is possible,” “likely,” “may,” “plan,” “potential,” “will” or other similar expressions or the negative of these words or expressions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Among other things, the Business Outlook section and quotations from management in this report, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in this report and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this report. Potential risks and uncertainties include, but are not limited to, the risks outlined in the Company’s Annual Report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. Unless otherwise specified, all information provided in this report and in the attachments is as of the date of this report, and the Company does not undertake any obligation to update any such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this report includes non-GAAP financial measures of adjusted income (loss) from operations, adjusted net income (loss) attributable to IFM Investments Limited and adjusted earnings per ADS, each of which is adjusted to exclude share-based compensation, impairment of goodwill and net change in fair value. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the accompanying condensed financial information included with this report. One limitation of using non-GAAP financial measures as described above is that these expense charges have been and will continue to be significant recurring expenses in the Company’s business for the foreseeable future. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. Management compensates for this limitation by providing specific information regarding the GAAP amount excluded from the non-GAAP measure.

For investor and media inquiries, please contact:

In China:

Steve Ye

CFO

IFM Investments Limited

Phone: +86-10-6561-7788

E-mail: ir@century21cn.com

IFM Investments Limited

 Condensed Consolidated Balance Sheets

(in thousands)

	December 31,	March 31,	March 31,
	2014	2015	2015
	RMB	RMB	US$
	Audited	Unaudited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	47,616	30,348	4,896
Restricted cash	8,903	5,207	840
Accounts receivable, net	156,786	133,623	21,556
Amounts due from related parties	237	237	38
Loans receivable	259,738	254,176	41,003
Prepaid expenses and other current assets	20,998	19,194	3,096
Deferred tax assets	14,437	14,437	2,329
Total current assets	508,715	457,222	73,758
Non-current assets:
Investment in associates	17,062	18,023	2,907
Property and equipment, net	18,129	16,225	2,617
Intangible assets, net	79,877	78,679	12,692
Goodwill	83,559	83,559	13,479
Other non-current assets	15,379	14,479	2,336
Deferred tax assets	3,566	3,581	578
Total assets	726,287	671,768	108,367
LIABILITIES, REDEEMABLE NON-CONTROLLING INTREST AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	8,821	7,992	1,289
Accrued expenses and other current liabilities	429,376	396,378	63,943
Amounts due to related parties	11,782	11,382	1,836
Deferred revenue	7,815	7,697	1,242
Short term loan	4,900	4,900	790
Contingent consideration payable	5,623	5,623	907
Total current liabilities	468,317	433,972	70,007
Long-term deposits payable	10,430	10,257	1,655
Deferred tax liabilities	15,008	14,835	2,393
Total liabilities	493,755	459,064	74,055
Shareholders’ equity:
Class A ordinary shares (US$0.001 par value, 3,133,000 and 3,133,000 shares authorized as of December 31, 2014 and March 31, 2015, respectively; 669,233 and 669,233 shares issued and outstanding as of December 31, 2014 and March 31, 2015, respectively)	4,949	4,949	798
Additional paid-in capital	1,036,336	1,036,369	167,183
Statutory reserves	5,595	5,595	903
Accumulated deficit	(856,209)	(875,942)	(141,304)
Total IFM Investments Limited shareholders’ equity	190,671	170,971	27,580
Non-controlling interest	41,861	41,733	6,732
Total shareholders’ equity	232,532	212,704	34,312
TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY	726,287	671,768	108,367

IFM Investments Limited

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except per share and per ADS data)

	For the Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2014	2014	2015	2015
	RMB	RMB	RMB	US$

Net revenue	134,850	150,682	90,415	14,585
Costs and expenses:
Commissions and other agent-related costs	(99,160)	(74,337)	(59,718)	(9,633)
Operating costs	(39,195)	(31,934)	(26,223)	(4,230)
Selling, general and administrative expenses	(51,430)	(40,811)	(25,500)	(4,114)
Net change in fair value	—	52	—	—
Total costs and expenses	(189,785)	(147,030)	(111,441)	(17,977)
income (Loss)from operations	(54,935)	3,652	(21,026)	(3,392)
Interest income	803	2	(28)	(5)
Other income	6,536	187	18	3
Foreign currency exchange loss	25	(20)	(1)	0
income (Loss) before income tax and share of associates’ income	(47,571)	3,821	(21,037)	(3,394)
Income tax	7	(635)	(10)	(2)
Share of associates’ income	195	1,030	961	155
Net income (loss)	(47,369)	4,216	(20,086)	(3,241)
Net loss (income) attributable to non-controlling interest	(89)	(1,795)	353	57
Net income (loss) attributable to IFM Investments Limited	(47,458)	2,421	(19,733)	(3,184)

Net income (loss)per share, basic	(0.07)	0.00	(0.03)	(0.00)
Net income (loss) per share, diluted	(0.07)	0.00	(0.03)	(0.00)

Net income (loss) per ADS, basic	(3.19)	0.16	(1.33)	(0.21)
Net income (loss) per ADS, diluted	(3.19)	0.16	(1.33)	(0.21)

Number of shares used in calculating net income (loss) per share, basic	668,823	669,233	669,233	669,233
Number of shares used in calculating net income (loss) per share, diluted	668,823	670,001	669,233	669,233

Number of ADSs used in calculating net income (loss) per ADS, basic	14,863	14,872	14,872	14,872
Number of ADSs used in calculating net income (loss) per ADS, diluted	14,863	14,889	14,872	14,872

IFM Investments Limited

Reconciliations to Unaudited Condensed Consolidated Statements of Operations

(in thousands, except per ADS data)

	For the Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2014	2014	2015	2015
	RMB	RMB	RMB	US$
GAAP income (loss) from operations	(54,935)	3,652	(21,026)	(3,392)
Plus:
Share-based compensation	33	37	33	5
Net change in fair value	—	(52)	—	—
Non-GAAP income (loss) from operations	(54,902)	3,637	(20,993)	(3,387)

GAAP net income (loss) attributable to IFM Investments Limited	(47,458)	2,421	(19,733)	(3,184)
Plus:
Share-based compensation	33	37	33	5
Net change in fair value	—	(52)	—	—
Non-GAAP net income (loss) attributable to IFM Investments Limited	(47,425)	2,406	(19,700)	(3,179)

GAAP net income (loss) attributable to ordinary shareholders	(47,458)	2,421	(19,733)	(3,184)
Plus:
Share-based compensation	33	37	33	5
Net change in fair value	—	(52)	—	—
Non-GAAP income (loss) attributable to ordinary shareholders	(47,425)	2,406	(19,700)	(3,179)

GAAP net income (loss) per ADS, basic	(3.19)	0.16	(1.33)	(0.21)
GAAP net income (loss) per ADS, diluted	(3.19)	0.16	(1.33)	(0.21)

Non-GAAP net income (loss) per ADS, basic	(3.19)	0.16	(1.32)	(0.21)
Non-GAAP net income (loss) per ADS, diluted	(3.19)	0.16	(1.32)	(0.21)

Number of ADSs used in calculating GAAP/non-GAAP net income (loss) per ADS, basic	14,863	14,872	14,872	14,872
Number of ADSs used in calculating GAAP/non-GAAP net income (loss) per ADS, diluted	14,863	14,889	14,872	14,872

IFM Investments Limited

Other Financial and Operating Data

	For the Three Months Ended
	March 31, 2014	December 31, 2014	March 31, 2015

Company-owned brokerage services
Net revenues (in thousands of RMB)	93,526	97,753	52,739
Average number of operating sales offices(1)	225	97	84
Average monthly net revenues per operating sales office (in thousands of RMB)	139	390	209
Primary and Commercial Services
Net revenues (in thousands of RMB)	26,244	32,405	21,768
Aggregate gross floor area of properties sold (in thousand square meters)	83	106	77
Mortgage management services
Net revenues (in thousands of RMB)	11,532	16,186	13,886
Amount of referred mortgages and home equity loans (in thousands of RMB)	711,632	391,970	485,827
Average entrusted and mortgage credit loan balance outstanding (in thousands of RMB)	126,822	258,955	255,727
Franchise services
Net revenues (in thousands of RMB)	3,548	4,338	2,022
Number of regional sub-franchisors as of year-end	23	22	20

(1)         Equals the sum of the number of sales offices in operation that existed at the end of each month in the applicable year, divided by the number of months in such year.